WINDROSE MEDICAL PROPERTIES TRUST
3502 Woodview Trace, Suite 210
Indianapolis, IN 46268
August 18, 2005
VIA EDGAR AND FACSIMILE (202/772-9209)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Karen J. Garnett
Windrose Medical Properties Trust
Registration Statement on Form S-3 (File No. 333-125213)
Dear Ms. Garnett:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Windrose Medical Properties Trust hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 11:00 a.m., Eastern time on Tuesday, August 23, 2005 or as soon thereafter as practicable.
     In connection with this request for acceleration of effectiveness, the Company acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Windrose Medical Properties Trust
By:	/s/ Frederick L. Farrar
	Name:	Frederick L. Farrar
	Title:	President, Chief Operating Officer, Treasurer and Interim Chief Financial Officer

cc: Jennifer Gowetski